Mail Stop 4561

      June 30, 2006

R. Jordan Greenhall
Chief Executive Officer and Chairman
DivX, Inc.
4780 Eastgate Mall
San Diego, California 92121

Re:  	DivX, Inc.
	Amendment No. 1 to Form S-1
	Filed on June 15, 2006
	File No. 333-133855

Dear Mr. Greenhall:

      We have reviewed your amended filing and have the following comments. Please note that all references to prior comments relate to our prior letter dated June 1, 2006.

General

1. Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amendments to the registration must be marked to identify paragraphs where changes were made and filed on EDGAR. The marked copy that is filed electronically is in addition to the unmarked copy that you will file.

Prospectus Summary page 1

2. Please refer to prior comment 16. Quantify the "material portion" of revenues generated from licenses to manufacturers in China.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

3. Please refer to prior comment 22. We note your revisions to the prospectus indicating that the 180 million downloads of your codec over the past four years were made by consumers and your discussion in this section regarding the impact of this on your financial condition and results of operations. Please expand your disclosure in this section, consistent with your response, to specifically disclose that the downloads to which you refer include all codecs distributed for a fee, for free, for free trials and for upgrades or support to existing end users.

Critical Accounting Policies

Stock-Based Compensation, page 46

4. 	We note your response to prior comments 26 and 45 where you
explain the significant factors, assumptions, methodologies used in determining fair value at each grant date. Please disclose the significant assumptions (discount rates, marketability discounts, etc.), valuation methodologies and factors contributing to the difference between the fair value of common stock as of the date of each grant and the estimated IPO price.

Business, page 65

4. Please refer to prior comment 31. For those third-party sources not publicly available free of charge or at a nominal fee, which you continue to reference in your registration statement, please file the consents as exhibits to the registration statement. See Rule 436(a).
Alternatively, we will not object if you remove any such references for which you do not file a consent and revise the disclosure to express the statements as DivX`s views, based on its market research and analysis.

5. Please refer to prior comment 33. We note your added disclosure in Management`s Discussion and Analysis and the financial statements.
Please include information in the business section pursuant to Item101(d) of Regulation S-K for geographical information. Alternatively, you may include a cross-reference to the note to the financial statements that addresses geographical information.

Exhibits

6. Please refer to prior comment 54. We note your response that you consider the Philips agreement to be an agreement entered into in the ordinary course of business and that it is not viewed by the Company as a contract on which you are "substantially dependent." While Item
601(b)(10)(ii) relates to contracts made in the ordinary course of business, Item 601(b)(10)(ii)(B) specifically requires the filing of all contracts upon which the registrant`s business is substantially dependent. Any contract that provides a stream of revenue that is over ten percent of the company`s revenues is typically one on which the filer is "substantially dependent." In light of the fact that approximately 13% of your revenues in the last fiscal year was generated under your agreement with Philips, we consider the agreement to be one on which DivX is "substantially dependent" and is required to be filed.

Financial Statements

Note 1.  Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-9

7. We note your response to prior comment 37 and your disclosure on page 45 where you indicate that a minimum portion of fees is recognized upon receiving competent evidential documentation from your reporting systems. You further indicate that you recognize the remaining fees in the period you receive final sales reports from the customer. Please explain to us what you mean by a minimum portion of fees and the basis for recognizing these fees "immediately."
Also,
explain to us the nature of performance targets established by Google and how these targets impact timing of revenue recognition.

8. We note your response to prior comment 39. It appears from your response that the Company`s method for recognizing royalty expense differs for the MPEG-4 license and the MP-3 license. Explain why the royalty expense for the MPEG-4 license computed based on annual payments for the license and royalty expense for the MP3 license is computed based on the total value of the contract.

9. We note your response to prior comment 40 where you indicate the customers with a minimum royalty obligation to the Company may ship units in excess of their contractual obligations to pay for those units for a particular reporting period. It appears from your response that the customer pays its minimum royalty obligation by shipping excess units. Please clarify your response. We further note you refer to such customers as having extended payment terms, that collectibility of the resulting receivable is not reasonably assured for these customers and that revenue is recognized upon the due date of the invoice. Explain your basis for recognizing revenue upon the due date of invoice considering collection is not reasonably assured. Further tell us the revenue from extended payment term arrangements for each of the periods presented.

Net Income (Loss) per share data, page F-12

10. We note from your response to prior comment 42 that the Company has determined redeemable convertible preferred stock and convertible preferred stock should be considered participating securities.
Considering this, explain why the Company has not applied the two-class method in computing basic earnings per share. We refer you to
Issue 7 of EITF 03-6.

Stock-based compensation, page F-15

11. We note your response to prior comment 45. Explain the basis for the marketability discounts (approximately 23%, 23% and 16%) applied in the Private Company Scenario and the discount rates (55%, 40% and
34%) used in the Sale/Merger and IPO Scenarios. In addition explain how the Company determined that the marketability discounts and discount rates were reasonable and the factors contributing to changes in these assumptions at each valuation date.

Note 9.  Segment Information, page F-32

12. You indicate in response to prior comment 52 that the Company operates in one segment. Explain why Technology licensing and Media are not considered separate segments considering gross margin information is presented for these products/services in the Consolidated statements of operations. Address your consideration of paragraph 10 of SFAS 131 in your response.



*  *  *  *  *  *  *  *



    	You may contact Kari Jin at 202-551-3481 or Thomas Ferraro at 202-551-3225, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact Anne Nguyen, Special Counsel, at
202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  858-550-6420
      Steven M. Przesmicki, Esq.
      Jason L. Kent, Esq.
      Cooley Godward LLP



R. Jordan Greenhall
DivX, Inc.
June 30, 2006
Page 5